RESUME

BRIAN C. KECK

MASTER DISTILLER

JJ PFISTER DISTILLING COMPANY LLC

MASTER DISTILLER 2016 – PRESENT
- Involved in every aspect of creation and management of JJ Pfister Distilling Company
- Led design of distillation plant
- Created mash bill, fermentation schedule, distillation techniques, gin recipes, and aging pathways for all spirits produced
- All spirits premium quality and award winning, Gin 97 points, Vodka 95 points, Rum 95 points, Drakas 96 points
- All spirits made from scratch and organic
- Led manufacture of 100 barrels of whiskies and counting
- Applies the meticulous quality control of wine making to spirits manufacture
- Sensory training
- Focus on quality

EDUCATION
- Master's Degree Viticulture and Enology, UC Davis, 2014-2016
- Internship Hunnicutt winery, Napa Valley 2015
- Master's Degree Chemistry UCLA 2010 – 2014
- BS Chemistry, Santa Clara University 2009, completed in 1 year
- BS Business, Finance Emphasis Santa Clara University 2004-2008

COMMUNITY INVOLVEMENT

- Routine donation of JJ Pfister products for non- profit fundraising
- Habitat for Humanity
- St. Francis and St. Philomene's meal programs
- Head coach youth soccer

HONORS AND AWARDS

- Dean's Scholar
- Honors Program Santa Clara University
- National Honor Society